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                                                                Exhibit 99(d)(4)

                      McNEIL PARTNERS AND WXI/McN REALTY
                       ANNOUNCE CLOSING OF ACQUISITION OF
                      McNEIL REAL ESTATE FUNDS XX and XXVI

     NEW YORK, New York, February 15, 2000 - McNeil Partners, L.P., a privately-held sponsor of real estate partnerships, and WXI/McN Realty L.L.C. (the "Company"), an affiliate of Whitehall Street Real Estate Limited Partnership XI, a real estate investment fund managed by Goldman, Sachs & Co., announced the closing of the acquisition by the Company of McNeil Real Estate Funds XX and
XXVI (collectively, the "Participating Partnerships").   The Company has also
acquired certain assets of McNeil Real Estate Management, Inc. ("McREMI"), the real estate investment and management company controlled by Robert A. McNeil.

     The closing of the transactions follows the approval of the transactions by the limited partners of Fund XXVI and Fund XX at meetings held on January 21, 2000 and February 2, 2000, respectively.

     Pursuant to the terms of the acquisition agreement, the limited partners in each of the Participating Partnerships will receive cash merger consideration in exchange for their limited partnership interests. In addition, each Participating Partnership has declared a special distribution to its limited partners equal to its positive modified net working capital balance as of the closing date of the transaction.

     The aggregate amount of merger consideration and modified net working capital distribution to be received by limited partners of the respective Participating Partnerships has met or exceeded the amounts identified in their respective proxy statements, as amended and supplemented, which was $105 per unit for Fund XX and $0.28 per unit for Fund XXVI.

      The acquisitions of the two Participating Partnerships and the assets of McREMI completes the transaction first announced on June 24, 1999. Previously, on January 31, 2000, the Company acquired 12 publicly-traded real estate limited partnerships, two partnerships wholly-owned by affiliates of McNeil Partners and additional assets of McREMI.

Source:  McNeil Partners, L.P.

Contact:  Carole J. McNeil of McNeil Partners, L.P., 972-448-5800